Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of SkyWest, Inc. for the registration of 785,226 shares of its common stock and warrants to purchase up to 785,226 shares of its common stock and to the incorporation by reference therein of our report dated February 16, 2023, with respect to the consolidated financial statements of SkyWest, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, and the financial statement schedules of SkyWest, Inc., and the effectiveness of internal control over financial reporting of SkyWest, Inc., included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah

November 9, 2023